PROXY RESULTS (Unaudited)
During the six months ended June 30, 2009, Cohen & Steers Closed-End Opportunity Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
					Shares Voted	Authority
					     For	Withheld
To Elect Directors
George Grossman	 			24,755,138 	 996,120
Robert H. Steers	 		24,796,870 	 954,338
C. Edward Ward, Jr.	 		24,771,033 	 980,225